SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2007
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F      x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No    x

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
(‘Naspers’ or ‘the company’)

Directorate change

In the interim results announcement of 29 November 2006 shareholders were advised that the company’s chief executive, Mr JP Bekker, would take an unpaid sabbatical of one financial year from April 1, 2007 to March 31, 2008. Accordingly, Mr JP Bekker
has resigned from the board with effect from the close of business on March 30,
2007. He will resume his duties on April 1, 2008.

Cape Town
30 March, 2007

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·
Naspers Limited: Directorate
change, issued March 30, 2007.

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: March 30, 2007 by
Name:    Stephan J. Z. Pacak
Title:      Director